Exhibit 4.17
English Translation for Reference

Letter of Undertaking

It is hereby undertaken that:

Lai Fulin, a citizen of the People’s Republic of China (hereinafter referred to as “China”), with the Chinese ID card number: [Redacted], holds 5% equity interest of Shenzhen Zhongguan Agricultural Group Co., Ltd. (hereinafter referred to as “Zhongguan”);

The above shareholder hereby irrevocably undertakes to Agria Brother Biotech (Shenzhen) Co., Ltd. (hereinafter referred to as “Agria Brother”) as follows:

Once I, as a shareholder of Zhongguan, receive any dividends, bonuses or other distributions from Zhongguan, I shall transfer all such incomes remaining after the deduction of any taxes payable thereon, without compensation, to Agria Brother and/or any person designated by it unless this is restricted by laws, regulations or judicial proceedings.

Undertaken by (Signature):

/s/ Lai Fulin

May 7, 2013